UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

LEGEND OIL AND GAS, LTD.
(Exact name of registrant as specified in its charter)

Colorado	84-1570556
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1218 Third Avenue, Suite 505
Seattle, WA 98101
(Address of principal executive offices)

(206)  910-2687
(Registrant’s telephone number, including area code)

James Vandeberg
Chief Financial Officer
Legend Oil and Gas Ltd.
1218 Third Avenue, Suite 505
Seattle, Washington 98101
(206)  910-2687
 (Name, Address, including Zip Code, and Telephone Number,
including Area Code, of Agent for Service)

Copies to:
Michele Rasmussen, Esq.
The Apex Law Group, LLP
1218 Third Avenue, Suite 505
Seattle, WA 98101
(206) 448-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “accelerated filer,” “large accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☐	Smaller reporting company	☑

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-181841) (the “Registration Statement”) of Legend Oil & Gas, Ltd. (the “Company”) is being filed pursuant to the undertakings in Item 17 of the Registration Statement to update and supplement the information contained in the Registration Statement, as originally declared effective by the Securities and Exchange Commission on June 27, 2012, to include the information contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “Annual Report”) that was filed with the Securities and Exchange Commission on April 1, 2013.

The information included in this filing updates and supplements this Registration Statement and the Prospectus contained therein. No changes have been made to the Prospectus contained in the Registration Statement (which Prospectus continues to form a part of this Registration Statement) and, accordingly, such Prospectus has not been reprinted in Part I of this filing. No additional securities are being registered under this Post-Effective Amendment No. 1. All applicable registration fees were paid at the time of the original filing of the Registration Statement.

Legend Oil and Gas Ltd.
INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Legend Oil and Gas, Ltd.
Seattle, Washington

We have audited the accompanying consolidated balance sheets of Legend Oil and Gas, Ltd. and subsidiary ("the Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive loss, stockholders' equity, and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Legend Oil and Gas, Ltd. and subsidiary as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 1 to the consolidated financial statements, the Company has experienced recurring losses from operations and negative cash flows from operating activities.  These conditions raise substantial doubt about the Company's ability to continue as a going concern.  Management's plans regarding those matters are also described in Note 1.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ PETERSON SULLIVAN LLP

Seattle, Washington
April 1, 2013

Legend Oil and Gas Ltd.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2012 and 2011

	2012	2011
ASSETS
Current Assets
Cash and cash equivalents	$12,989	$52,726
Accounts receivable	302,502	388,792
Prepaid expenses	102,741	90,109
Total current assets	418,232	531,627

Deposits and other assets	6,078	3,740
Oil and gas property, plant and equipment
Proven property - net	5,278,426	8,499,199
Unproven property	8,426,997	8,335,380
Total oil and gas properties, net	13,705,423	16,834,579
Total assets	$14,129,733	$17,369,946
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities
Accounts payable	$1,389,908	$312,553
Contingent consideration	-	1,404,059
Note payable to bank	3,702,279	5,094,042
Total current liabilities	5,092,187	6,810,654
Asset retirement obligations	1,654,032	1,601,423
Total liabilities	6,746,219	8,412,077
Contingently redeemable convertible preferred stock (100,000,000 shares authorized; $0.001 par value; 1,700,000 and 2,300,000 shares issued and outstanding , respectively; redemption $2.00 per share, redemption value $3,400,000 and $4,600,000 respectively)	366,953	496,467
Contingently redeemable common stock	47,764,927	7,105,032
	48,131,880	7,601,499
Stockholders’ Equity(Deficit)
Common stock - 400,000,000 shares authorized; $0.001 par value; 77,220,271 and 50,582,516 shares issued and outstanding, respectively	77,220	50,583
Additional paid-in capital	(25,353,942)	7,691,161
Accumulated other comprehensive income (loss)	152,634	(42,438)
Accumulated deficit	(15,624,278)	(6,342,936)
Total stockholders’ equity (deficit)	(40,748,366)	1,356,370
Total liabilities and stockholders’ equity (deficit)	$14,129,733	$17,369,946

The accompanying notes are an integral part of these consolidated financial statements.

Legend Oil and Gas Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years ended December 31, 2012 and 2011

	2012	2011

Oil and gas revenue	$2,473,808	$876,720

Costs and Expenses
General and administrative	3,635,043	2,950,365
Production expenses	1,834,605	467,323
Depletion, depreciation, and amortization	1,045,542	493,594
Impairment of oil and gas property	1,069,948	1,558,036
Accretion on asset retirement obligation	58,712	15,212
Total costs and expenses	7,643,850	5,484,530

Operating Loss	(5,170,042)	(4,607,810)
Other Income and Expense
Interest expense	(222,040)	(37,466)
Gain on sale of unproven property	257,745	-
Change in value of contingent consideration	(4,147,005)	(1,404,059)
Total other income and expense	(4,111,300)	(1,441,525)
Net loss	$(9,281,342)	$(6,049,335)
Basic and diluted weighted average shares outstanding	66,186,033	52,403,346

Basic and diluted net loss per share	$(0.14)	$(0.12)

The accompanying notes are an integral part of these consolidated financial statements.

Legend Oil and Gas Ltd.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
For the Years ended December 31, 2012 and 2011

	2012	2011

Net loss	$(9,281,342)	$(6,049,335)
Other comprehensive loss
Foreign currency translation adjustment	195,072	(42,438)
Comprehensive loss	$(9,086,270)	$(6,091,773)

The accompanying notes are an integral part of these consolidated financial statements.

Legend Oil and Gas Ltd.
STATEMENTS OF CONSOLIDATED STOCKHOLDERS’ EQUITY
For the Years ended December 31, 2012 and 2011

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
Balance at December 31, 2010	62,360,000	$62,360	$980,472	$-	$(293,601)	$749,231
Issuance of common stock and warrants February 2011	300,000	300	149,700	-	-	150,000
Cancellation of stock by shareholders April 2011	(15,890,000)	(15,890)	15,890	-	-	-
Issuance of common stock and warrants April 2011	250,000	250	249,750	-	-	250,000
Issuance of convertible preferred stock and warrants August 2011	-	-	4,103,533	-	-	4,103,533
Common stock issued for services	10,000	10	19,990	-	-	20,000
Issuance of common stock October 2011 as part of acquisition	3,552,516	3,553	706,952	-	-	710,505
Stock based compensation	-	-	1,464,874	-	-	1,464,874
Foreign currency translation	-	-	-	(42,438)	-	(42,438)
Net loss	-	-	-	-	(6,049,335)	(6,049,335)
Balance at December 31, 2011	50,582,516	50,583	7,691,161	(42,438)	(6,342,936)	1,356,370
Common stock issued for services	1,160,000	1,160	151,340	-	-	152,500
Conversion of convertible preferred stock to common stock	600,000	600	128,913	-	-	129,513
Issuance of common stock to settle contingent consideration obligation	21,350,247	21,350	5,529,715	-	-	5,551,065
Reclassification to contingently redeemable common stock	-	-	(42,700,495)	-	-	(42,700,495)
Reclassification out of contingently redeemable common stock	-	-	2,040,600	-	-	2,040,600
Issuance of common stock to Lincoln Park Capital	3,527,508	3,527	418,473	-	-	422,000
Stock based compensation	-	-	1,386,351	-	-	1,386,351
Foreign currency translation	-	-	-	195,072	-	195,072
Net loss	-	-	-	-	(9,281,342))	(9,281,342)
Balance at December 31, 2012	77,220,271	$77,220	$(25,353,942)	$152,634	$(15,624,278)	$(40,748,366)

The accompanying notes are an integral part of these consolidated financial statements.

Legend Oil and Gas Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years ended December 31, 2012 and 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(9,281,342)	$(6,049,335)
Adjustments to reconcile net loss to cash flows from operating activities:
Stock-based compensation	1,386,351	1,464,874
Accretion on asset retirement obligation	58,712	15,212
Issuance of common stock for services	152,500	20,000
Change in value of contingent consideration liability	4,147,005	1,404,059
Depletion, depreciation, amortization and impairment	2,115,490	2,051,630
Gain on sale of unproven property	(257,745)
Changes in operating assets and liabilities:
Accounts receivable	93,911	(377,415)
Prepaid expenses and other assets	(14,816)	(70,558)
Accounts payable	1,067,487	484,870
Net cash flows from operating activities	(532,447)	(1,056,663)
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of oil and gas properties	2,116,129	-
Acquisition of Sovereign oil and gas property	-	(8,789,882)
Oil and gas properties development costs	(507,763)	(253,227)
Net cash flows from investing activities	1,608,366	(9,043,109)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock and warrants	422,000	400,000
Proceeds from issuance of preferred stock and warrants	-	4,600,000
Proceeds/(payments) on note payable to bank	(1,391,763)	5,094,042
Net cash flows from financing activities	(969,763)	10,094,042
Change in cash and cash equivalents before effect of exchange rate changes	106,156	(5,730)
Effect of exchange rate changes	(145,893)	(42,438)
Net change in cash and cash equivalents	(39,737)	(48,168)
Cash and cash equivalents, beginning of period	52,726	100,894
Cash and cash equivalents, end of period	$12,989	$52,726
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$220,040	$37,466

NON-CASH INVESTING AND FINANCING ACTIVITIES
Common stock issued for contingent consideration	$5,551,065	$-
Common stock reclassified to contingently redeemable	$(42,700,495)	$-
Common stock reclassified from contingently redeemable	$2,040,600
Conversion of convertible preferred stock to common stock	$129,513	$-

The accompanying notes are an integral part of these consolidated financial statements.

Legend Oil and Gas Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND DESCRIPTION OF OPERATIONS

Description of Business

We are an oil and gas exploration, development and production company.  Our  oil and gas property interests are located in Western Canada (in Berwyn, Medicine River, Boundary Lake, and Wildmere in Alberta, and Clarke Lake and Inga in British Columbia) and in the United States (in the Piqua region of the State of Kansas).

The Company was incorporated under the laws of the State of Colorado on November 27, 2000 under the name “SIN Holdings, Inc.” From inception until June 2010, we pursued our original business plan of developing a web portal listing senior resources across the United States through our former wholly-owned subsidiary Senior-Inet, Inc. On July 29, 2010, Senior-Inet, Inc. was dissolved and we changed our business to the acquisition, exploration, development and production of oil and gas reserves. To align our name with our new business, on November 29, 2010, we changed our name to Legend Oil and Gas, Ltd.

On July 28, 2011, we formed a wholly owned subsidiary named Legend Energy Canada, Ltd. (“Legend Canada”), which is a corporation registered under the laws of Alberta, Canada. Legend Canada was formed to acquire, own and manage certain oil and gas properties and assets located in Canada.  Legend Canada completed the acquisition of significant oil and gas reserves located in Canada on October 20, 2011.

Liquidity

We have incurred net operating losses and operating cash flow deficits over the last two years, continuing through the fourth quarter of 2012. We are in the early stages of acquisition and development of oil and gas leaseholds, and we have been funded primarily by a combination of equity issuances and bank debt, and to a lesser extent by operating cash flows, to execute on our business plan of acquiring working interests in oil and gas properties and for working capital for production. At December 31, 2012, we had cash and cash equivalents totalling approximately $13,000.

In October 2011, we established a revolving demand loan with National Bank of Canada (the “Bank”) through our wholly-owned subsidiary, Legend Canada. Initially, the credit facility had a maximum borrowing base of CA$6.0 million and was payable in full at any time upon demand.  During March 2012, under an Amending Offering Letter, the Bank reduced the maximum borrowing base to CA$4.0 million and provided a new CA$1.5 million bridge demand loan which was payable in full at any time upon demand, and in any event no later than May 31, 2012.  In addition, we were required to provide an unlimited guarantee of the credit facility for Legend Canada.

We did not repay the bridge demand loan by May 31, 2012.  The Bank agreed not to require immediate repayment of the bridge demand loan and during May 2012, we entered into an unlimited guarantee of the credit facility in favor of the Bank.  In addition, we entered into a blanket security agreement, granting to the Bank a security interest in all of our personal property assets to secure the guarantee.  On June 5, 2012, we entered into an Amending Agreement with the Bank for revised payment terms for the demand bridge loan.  The revised repayment terms for the demand bridge demand loan extended the repayment to December 17, 2012, with CA$250,000 monthly payments being made beginning July 15, 2012 and last payment on December 17, 2012.  On December 17, 2012, the payment terms of the demand bridge loan were revised again.  The December 17, 2012, revision provided that the final payment of CA$250,000, originally due on that day, would be payable in monthly payments of CA$25,000 over 10 months, commencing December 24, 2012 with a final payment due September 24, 2013.

In connection with the Amending Offer Letter for the bridge demand loan during March 2012, the Bank originally required that we complete an equity financing of at least CA$1.5 million on or before May 31, 2012, the proceeds of which were required to be used to pay off the bridge demand loan.  Subsequently on May 22, 2012, we entered into an agreement with Lincoln Park Capital (“Lincoln Park”) to sell up to $10.2 million in common stock during a three year term.  This agreement permitted us to sell stock to Lincoln Park at increments as defined, with timing based on our discretion.  There is a $0.10 per share floor price that would prohibit us from any sales below that price.  At the date of this Report, we sold and issued 3,527,508 common shares to Lincoln Park, and received $422,000 in proceeds, which were used to repay a portion of the bridge demand loan.

In August of 2012, Legend Canada sold its oil and gas interests in the Red Earth, Alberta property for CA$750,000 in gross proceeds.  The revolving Bank line borrowing base was reduced by CA$150,000 as a result of this sale.  On November 1, 2012, Legend Canada sold a significant portion of its interests in the Swan Hills area of Alberta for gross proceeds of CA$1,000,000, accompanied by a reduction in the revolving Bank line of CA$350,000.  Total net proceeds from the sale of the Red Earth and Swan Hills properties amounted to $1,719,598.  On October 29, 2012, we closed the sale of the Divide County assets in North Dakota for net proceeds of $396,531.

As of the date of this Report, we have an outstanding balance under the revolving demand loan with the Bank in the amount of approximately $3,517,850(CA$3,500,000) and approximately $175,893(CA$175,000) under the bridge demand loan. The Bank may demand repayment of all amounts owed by Legend Canada to it at any time. There is no assurance that any portion of this credit facility will be available to Legend Canada in the future.

We believe that the combination of revenue from our on-going operations, proceeds from potential future asset sales, and our equity financing arrangement with Lincoln Park, or other parties, provides us the ability to make our scheduled monthly bridge loan payments.  However, in the event we are unable to meet a bridge loan scheduled payment or the repayment of the revolving demand loan at any time upon demand by the Bank, we will be in default of our obligations to the Bank. The Bank has a first priority security interest in all of our assets and can exercise its rights and remedies against us as a secured creditor. Any such default by us or action by the Bank will have a material adverse effect on us and our business. If we are unable to negotiate favorably with the Bank, or if we are unable to secure additional financing, whether from equity, debt, or alternative funding sources, this could have a material adverse effect on us and we may be required to sell some or all of our properties, sell or merge our business, or file a petition for bankruptcy.

In addition, International Sovereign Energy Corp. (“Sovereign”) and the holders of our convertible preferred stock have “put” rights to require us to repurchase their shares at a price of $2.00 per share. As of March 30, 2012, we received signed waivers from the holders of our convertible preferred stock of their put rights; however, these waivers are contingent on Sovereign also agreeing to waive its rights. In addition, as of March 31, 2012, Sovereign executed a stand-still agreement agreeing not to exercise its put rights prior to June 15, 2012, and Sovereign has subsequently verbally agreed to extend the stand-still agreement for an unspecified period of time. We currently do not have sufficient cash assets available to repurchase the shares of convertible preferred stock or the shares of common stock issued to Sovereign in the event that the put rights are exercised, in which case we will be in default of our obligations under our purchase agreement with Sovereign and the terms of the convertible preferred stock in our Articles of Incorporation. The exercise of any of these put rights would have a material adverse effect on our business and financial condition.

In the event that we are able to resolve our obligations to the Bank and the put rights, we anticipate needing additional financing to fund our drilling and development plans in 2013. As described above, we have entered into an agreement with Lincoln Park to sell up to $10.2 million in common stock.  However, the timing for closing on funds is variable and there is no guarantee on the amount of proceeds we will receive.  We may seek financing from other sources, which may also include the sale of certain of our oil and gas properties.  Our ability to obtain financing or to sell our properties on favorable terms may be impaired by many factors outside of our control, including the capital markets (both generally and in the crude oil and natural gas industry in particular), our limited operating history, the location of our crude oil and natural gas properties and prices of crude oil and natural gas on the commodities markets (which will impact the amount of asset-based financing available to us) and other factors. Further, if crude oil or natural gas prices on the commodities markets decline, our revenues will likely decrease and such decreased revenues may increase our requirements for capital.

Any new debt or equity financing arrangements may not be available to us, or may be available only on unfavorable terms. Additionally, these alternatives could be highly dilutive to our existing shareholders, and may not provide us with sufficient funds to meet our long-term capital requirements. We have and may continue to incur substantial costs in the future in connection with raising capital to fund our business, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, which may adversely impact our financial condition. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, is not sufficient to satisfy our capital needs (even to the extent that we reduce our operations), we will be required to reduce operating costs, which could jeopardize our future strategic initiatives and business plans, and we may be required to sell some or all of our properties (which could be on unfavorable terms), seek joint ventures with one or more strategic partners, strategic acquisitions and other strategic alternatives, cease our operations, sell or merge our business, or file a petition for bankruptcy.

The uncertainties relating to our ability to meet cash obligations as they become due creates doubt about our ability to continue as a going concern.  Our financial statements the year ended December 31, 2012 were prepared assuming we would continue as a going concern, which contemplates that we will continue in operation for the foreseeable future and will be able to realize assets and settle liabilities and commitments in the normal course of business. These financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that could result should we be unable to continue as a going concern.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and our wholly-owned subsidiary, Legend Canada.  Intercompany transactions and balances have been eliminated in consolidation.  We account for our undivided interest in oil and gas properties using the proportionate consolidation method, whereby our share of assets, liabilities, revenues and expenses are included in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Management’s judgments and estimates in these areas are to be based on information available from both internal and external sources, including engineers, geologists, consultants and historical experience in similar matters. The more significant reporting areas impacted by management’s judgments and estimates are accruals related to oil and gas revenue and expenses, estimates of future oil and gas reserves, estimates used in the impairment of oil and gas properties, and the estimated future timing and cost of asset retirement obligations.

Actual results could differ from the estimates as additional information becomes known. The carrying values of oil and gas properties are particularly susceptible to change in the near term. Changes in the future estimated oil and gas reserves or the estimated future cash flows attributable to the reserves that are utilized for impairment analysis could have a significant impact on the future results of operations.

Cash and Cash Equivalents

We consider all highly liquid short-term investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are due under normal trade terms and are presented on the consolidated balance sheets net of allowances for doubtful accounts.  We establish provisions for losses on accounts receivable for estimated uncollectible accounts and regularly review collectability and establish or adjust the allowance as necessary using the specific identification method.  Account balances that are deemed uncollectible are charged off against the allowance.  No allowance for doubtful accounts was necessary as of December 31, 2012 and December 31, 2011.

Comprehensive Income

For operations outside of the U.S. that prepare financial statements in currencies other than U.S. dollars, we translate the financial statements into U.S. dollars.  Results of operations and cash flows are translated at average exchange rates during the period, and assets and liabilities are translated at end of period exchange rates, except for equity transactions and advances not expected to be repaid in the foreseeable future, which are translated at historical costs.  The effects of exchange rate fluctuations on translating foreign currency assets and liabilities into U.S. dollars are accumulated as a separate component in other comprehensive income (loss).  Accumulated other comprehensive income (loss) consists entirely of foreign currency translation adjustments at December 31, 2012 and 2011.

Fair Value Measurements

Certain financial instruments and nonfinancial assets and liabilities, whether measured on a recurring or non-recurring basis, are recorded at fair value.  A fair value hierarchy, established by U.S. GAAP, prioritizes the inputs used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

Our financial instruments include cash and cash equivalents, trade receivables, trade payables, and the note payable to bank, all of which are considered to be representative of their fair market value, due to the short-term and highly liquid nature of these instruments.

As discussed in Note 5, we have incurred asset retirement obligations of $1,654,032, the value of which was determined using unobservable pricing inputs (or Level 3 inputs).  We use the income valuation technique to estimate the fair value of the obligation using several assumptions and judgments about the ultimate settlement amounts, inflation factors, credit adjusted discount rates, and timing of settlement.

Our contingent consideration liability was also estimated using unobservable pricing inputs (or Level 3 inputs).  We used a model to simulate the value of our future stock based on the historical mean of the stock price to estimate the fair value of the contingent consideration liability.  We incurred the contingent consideration liability on October 20, 2011, in connection with the acquisition of assets from Sovereign and on that date the estimated value of the contingent consideration liability was nil.  Subsequent changes in fair value resulted in a non-cash charge to operations amounting to $1,404,059 during 2011.  During the year ended December 31, 2012, the change in value of the contingent consideration liability resulted in a non-cash charge amounting to $4,147,005 and the obligation was settled by issuing 21,350,247 shares of common stock to Sovereign on May 17, 2012.

Full Cost Method of Accounting for Oil and Gas Properties

We have elected to utilize the full cost method of accounting for our oil and gas activities. In accordance with the full cost method of accounting, all costs associated with acquisition, exploration, and development of oil and gas reserves, including directly related overhead costs and related asset retirement costs, are capitalized into a cost center.  Our cost centers consist of the Canadian cost center and the United States cost center.

All capitalized costs of oil and gas properties within each cost center, including the estimated future costs to develop proved reserves, are amortized on the unit-of-production method using estimates of proved reserves. Excluded from this amortization are costs associated with unevaluated properties, including capitalized interest on such costs. Unevaluated property costs are transferred to evaluated property costs at such time as wells are completed on the properties or management determines that these costs have been impaired.

Oil and gas properties without estimated proved reserves are not amortized until proved reserves associated with the properties can be determined or until impairment occurs. The cost of these properties is assessed quarterly, on a field-by-field basis, to determine whether the properties are recorded at the lower of cost or fair value.

Sales of oil and gas properties are accounted for as adjustments of capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas attributable to a cost center, in which case the gain or loss is recognized in income.  In determining whether adjustments to capitalized costs result in a significant alteration, capitalized costs within the cost center are allocated between the reserves sold and reserves retained on the same basis used to compute amortization, unless there are substantial economic differences between the properties sold and those retained.  When economic differences between properties sold and those retained exist, capitalized costs within the cost center are allocated on the basis of the relative fair values of the properties in determining whether adjustments to capitalized costs result in a significant alteration.

Full Cost Ceiling Test

At the end of each quarterly reporting period, the cost of oil and gas properties in each cost center are subject to a “ceiling test” which basically limits capitalized costs to the sum of the estimated future net revenues from proved reserves, discounted at 10% per annum to present value, based on current economic and operating conditions, at the end of the period, plus the cost of properties not being amortized, plus the lower of cost or fair value of unproven properties included in costs being amortized, less the income tax effects related to book and tax basis differences of the properties.  If the cost of oil and gas properties exceeds the ceiling, the excess is reflected as a non-cash impairment charge to earnings.  The impairment charge is permanent and not reversible in future periods, even though higher oil and gas prices in the future may subsequently and significantly increase the ceiling amount.  Non-cash impairment charges amounted to $1,069,948 and $1,558,036 for the years ended December 31, 2012 and 2011, respectively.

Asset Retirement Obligation

We record the fair value of a liability for an asset retirement obligation in the period in which the asset is acquired and a corresponding increase in the carrying amount of the related long-lived asset if a reasonable estimate of fair value can be made. The associated asset retirement cost capitalized as part of the related asset is allocated to expense over the asset’s useful life. If the liability is settled for an amount other than the recorded amount, a gain or loss is recognized.  The asset retirement obligation is recorded at its estimated fair value and accretion is recognized over time as the discounted liability is accreted to its expected settlement value.  Fair value is determined by using the expected future cash outflows discounted at our credit-adjusted risk-free interest rate.

Oil and Gas Revenue Recognition

Revenue from production on properties in which we share an economic interest with other owners is recognized on the basis of our interest.  Revenues are reported on a gross basis for the amounts received before taking into account production taxes, royalties, and transportation costs, which are reported as production expenses. Revenue is recorded and receivables accrued using the sales method of accounting. Under this method, revenues are recognized based on the actual volumes of gas and oil sold to purchasers at a fixed or determinable price, when delivery has occurred and title has transferred, and if collectability of the revenue is probable. Delivery occurs and title is transferred when production has been delivered to a purchaser’s pipeline or truck. The volume sold may differ from the volumes we are entitled to, based on our individual interest in the property. We utilize a third-party marketer to sell oil and gas production in the open market. As a result of the requirements necessary to gather information from purchasers or various measurement locations, calculate volumes produced, perform field and wellhead allocations and distribute and disburse funds to various working interest partners and royalty owners, the collection of revenues from oil and gas production may take up to 45 days following the month of production. Therefore, we may make accruals for revenues and accounts receivable based on estimates of our share of production. Since the settlement process may take 30 to 60 days following the month of actual production, our financial results may include estimates of production and revenues for the related time period. We will record any differences between the actual amounts ultimately received and the original estimates in the period they become finalized.

Stock-based compensation

We measure compensation cost for stock-based payment awards at fair value and recognize it as compensation expense over the service period for awards expected to vest.  Compensation cost is recorded as a component of general and administrative expenses in the consolidated statements of operations, net of an estimated forfeiture rate, and amounted to $1,386,351 and $1,464,874 for the years ended December 31, 2012 and 2011, respectively.  Compensation cost is only recognized for those awards expected to vest on a straight-line basis over the requisite service period of the award.  Our policy is to issue new shares to fulfill the requirements for options that are exercised.

Earnings (Loss) Per Share

The computation of basic net loss per common share is based on the weighted average number of shares that were outstanding during the period, including contingently redeemable common stock. The computation of diluted net loss per common share is based on the weighted average number of shares used in the basic net loss per share calculation plus the number of common shares that would be issued assuming the exercise of all potentially dilutive common shares outstanding. Potentially dilutive common shares include warrants to purchase shares of common stock (4,150,000 warrants for both 2012 and 2011), options to purchase shares of common stock (2,800,000 options for both 2012 and 2011), and preferred stock convertible into shares of common stock (1,700,000 shares for 2012 and 2,300,000 shares for 2011).  During the years ended December 31, 2012 and 2011 potentially dilutive common shares were not included in the computation of diluted loss per shares as to do so would be anti-dilutive.

Income Taxes

We recognize income taxes on an accrual basis based on tax position taken or expected to be taken in its tax returns.  A tax position is defined as a position in a previously filed tax return or a position expected to be taken in a future tax filing that is reflected in measuring current or deferred income tax assets and liabilities.  Tax positions are recognized only when it is more likely than not (i.e., likelihood of greater than 50%), based on technical merits, that the position would be sustained upon examination by taxing authorities.  Tax positions that meet the more likely than not threshold are measured using a probability-weighted approach as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement.  Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns.  A valuation allowance is established to reduce deferred tax assets if all, or some portion, of such assets will more than likely not be realized.  Should they occur, our policy is to classify interest and penalties related to tax positions as interest expense.  Since our inception, no such interest or penalties have been incurred.  We are no longer subject to federal examination for years before 2009.

Concentration

During the years ended December 31, 2012 and 2011, sales of oil and gas to certain customers individually exceeded 10% of the total oil and gas revenue.  For the year ended December 31, 2012, sales to Husky Energy Marketing, Kelly Maclaskey Oilfield Service Inc., BP Canada Energy and Gibson Petroleum accounted for approximately 28%, 16%, 13% and 11% of total oil and gas sales, respectively.   For the year ended December 31, 2011, sales to Kelly Maclaskey Oilfield Service Inc., Husky Energy Marketing, and BP Canada Energy accounted for approximately 29%, 17%, and 11% of total oil and gas sales, respectively.  We believe that the loss of any of the significant customers would not result in a material adverse effect on our ability to market future oil and natural gas production.

New Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2011-05, Presentation of Comprehensive Income, which amended FASB ASC Topic 220, Comprehensive Income. The intent of this update is to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. To facilitate convergence of GAAP and IFRS, the FASB eliminated the option to present components of other comprehensive income as part of the statement of stockholders’ equity and requires an entity to present total comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement or in two separate but consecutive statements. We adopted this standard in 2012 and elected to present separate consolidated statements of comprehensive income.

NOTE 3 – PROPERTY ACQUISITIONS AND SALES

On October 20, 2011, Legend Canada completed the acquisition of petroleum and natural gas leases, lands and facilities held by International Sovereign Energy Corp. ("Sovereign") located in Canada.  The assets acquired consisted of substantially all of Sovereign's assets, including interests in producing oil and gas leasehold properties in Western Canada that have been maintained through the drilling of internally generated low to medium risk exploration and development sites.  The principal natural gas leasehold properties are located in Medicine River and Berwyn in Alberta, and Clarke Lake in British Columbia.  The assets also included an interest in various light oil properties located in Red Earth and Swan Hills in Alberta, and in Inga in British Columbia.

The acquisition was accounted for using the acquisition method where net assets acquired and consideration transferred were recorded at fair value.  Consideration transferred in the transaction was $16,605,419, resulting in no goodwill or bargain purchase gain.  The following summarizes the consideration transferred to Sovereign and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date:

Consideration:
Cash, net of purchase price adjustments	$8,789,882
Equity instruments (3,552,516 common shares of the Company)	7,815,537
Contingent consideration	-
Fair value of total consideration transferred	$16,605,419

Recognized amounts of identifiable assets acquired and liabilities assumed:
Proved oil and gas property	$9,776,364
Unproven oil and gas property	8,228,018
Asset retirement obligations	(1,398,963)
Total fair value of net assets	$16,605,419

The cash component of the transaction was financed through a combination of existing funds and the proceeds from the note payable to bank.  The fair value of the 3,552,516 common shares issued was determined on the basis of the closing market price of the Company's common shares on the acquisition date.  Contingent consideration transferred represented a security price guarantee whereby if the weighted average trading price of the Company's common stock fell below certain price thresholds at the end of certain periods, the Company will be required to issue a certain number of additional shares to Sovereign.  The contingent consideration had no fair value on the acquisition date.  Acquisition-related costs (included in general and administrative expenses in the accompanying consolidated statements of operations) amounted to $394,000 for the year ended December 31, 2011.

In 2012, the Swan Hills and Red Earth properties acquired from Sovereign in 2011 were disposed of in exchange for consideration of CA$1,750,000, before selling expenses.  The net proceeds from the sale of the Swan Hills and Red Earth properties amounted to $1,719,598 and the proceeds were accounted for as an adjustment of capitalized costs with no gain or loss recognized in income.

On October 29, 2012, we sold the Divide County assets in North Dakota for net proceeds of $396,531.  There was a substantial economic difference between the North Dakota property and property retained in the United States cost center due to the degree of development of the properties.  As such, we allocated the capitalized costs within the cost center based on the relative fair value of the properties in determining whether the there was a significant alteration in the relationship between capitalized costs and proved reserves resulting from the sale.  We determined that deferring the gain by crediting the sales proceeds against capitalized costs would result in a significant alteration in the relationship between capitalized costs and proved reserves, and a significant distortion of the amortization rate.  As a result, the sale resulted in a gain recognized in income of $257,745 during the year ended December 31, 2012.

NOTE 4 - OIL AND GAS PROPERTIES

The amount of capitalized costs related to oil and gas property and the amount of related accumulated depletion, depreciation, and amortization are as follows at December 31:

	2012	2011
Proven property, net of impairment	$6,817,562	$8,992,793
Accumulated depletion, depreciation, and amortization	(1,539,136)	(493,594)
	5,278,426	8,499,199
Unproven property	8,426,997	8,335,380
	$13,705,423	$16,834,579

NOTE 5 – ASSET RETIREMENT OBLIGATION

The following table reconciles the value of the asset retirement obligation for the years ended December 31, 2012 and December 31, 2011:

	2012	2011
Opening balance, January 1	$1,601,423	$-
Liabilities incurred	-	1,586,211
Foreign currency translation adjustment	(6,103)	-
Accretion expense	58,712	15,212
Ending balance, December 31	$1,654,032	$1,601,423

NOTE 6 - STOCKHOLDERS’ EQUITY

On February 2, 2011, we completed a private placement for 300,000 units at $0.50 per unit, for a total of $150,000 in gross proceeds, to one foreign investor residing outside of the United States. Each unit consisted of one share of restricted common stock and one warrant to purchase an additional share of common stock of the Company at $0.50 per share with a term of three years. This offering was exempt from registration pursuant to Regulation S under the Securities Act of 1933, as amended (rules governing offers and sales of securities made outside of the United States without registration). At the time of the sale of the units, the relative fair value of the common stock and the warrants was estimated to be $140,200 and $9,800, respectively, as determined based on the relative fair value allocation of the proceeds.

In April 2011, in order to attract additional investment capital, our two executive officers (Mr. Vandeberg and Mr. Diamond-Goldberg) and Mr. Wayne Gruden, a significant shareholder of the Company, surrendered a total of 15,890,000 shares of common stock owned by them to us, which shares were immediately cancelled.

On April 28, 2011, we completed a private placement for 250,000 units at $1.00 per unit, for a total of $250,000 in gross proceeds, to one foreign investor residing outside of the United States. Each unit consisted of one share of restricted common stock and one warrant to purchase an additional share of common stock at $1.00 per share with a term of three years. This offering was exempt from registration pursuant to Regulation S under the Securities Act of 1933, as amended. At the time of the sale of the units, the relative fair value of the common stock and the warrants was estimated to be $140,700 and $109,300, respectively, as determined based on the relative fair value allocation of the proceeds.

On August 10, 2011, we completed a private placement for 2,300,000 units at $2.00 per unit, for a total of $4,600,000 in gross proceeds. Each unit consists of one share of restricted convertible preferred stock and a warrant to purchase one share of restricted common stock. The convertible preferred stock is convertible into one share of restricted common stock, subject to customary adjustment for stock splits or similar events. The warrants are exercisable at $2.00 per share over a period of three years from the date of issuance. The offering was conducted under the exemption from registration provided pursuant to Regulation S under the U.S. Securities Act of 1933, as amended.  The holders of shares of convertible preferred stock have a put right to require us to repurchase such shares for a price of $2.00 per share.  The amount allocated to the convertible redeemable preferred stock is presented as mezzanine equity in the consolidated financial statements rather than as permanent equity.  We allocated the gross proceeds of $4,600,000 from the private placement between the convertible preferred stock and the warrants issued proportionately based on their estimated fair values as of the closing date of the private placement.  The relative fair value of the convertible preferred stock and the warrants was estimated to be $2,766,733 and $1,833,267, respectively.  The effective conversion price was used to measure the intrinsic value of the embedded conversion option which amounted to $2,270,266.  As a result, the carrying value of the convertible preferred stock presented as mezzanine equity in the consolidated financial statements amounted to $496,467 when the preferred stock was issued on August 10, 2011.  As described below, a holder of convertible preferred stock elected to convert its preferred shares to common stock on March 30, 2012.  After the impact of the conversion of 600,000 shares of convertible preferred stock, the balance of preferred stock presented as mezzanine equity in the consolidated financial statements is $366,953.  As of the periods presented, no adjustment to the carrying value of the convertible preferred stock to its redemption value was necessary as it was not considered probable that the convertible preferred stock would become redeemable (as described below, the holders of the convertible preferred stock conditionally agreed to waive their put rights).  At December 31, 2012, the aggregate redemption value of the 1,700,000 shares of convertible preferred stock outstanding is $3.4 million.

On September 28, 2011, we entered into a retainer letter agreement with Midsouth Capital Inc., an investment banking firm, for investment banking services. As part of the compensation to Midsouth, we issued 10,000 shares of restricted common stock to Midsouth.

On October 21, 2011, we issued 3,552,516 common shares to Sovereign in connection with our acquisition of the Canadian oil and gas properties.  Sovereign has a put right to require us to repurchase such shares for a price of $2.00 per share.  Sovereign executed a stand-still agreement that nullified their put rights until various conditions could be met, most significantly the joint effort by the Company and Sovereign to dispose, by sale to unrelated parties, of the 3,552,516 shares issued to Sovereign on the closing of the asset acquisition.  In connection with the acquisition of assets from Sovereign, the Company agreed to a mechanism of staggered payments to maintain the value of the stock component of the purchase at the original amount of $2.00 per share through a series of Variable Weighted Average Price (“VWAP”) calculations.  Under the purchase agreement, Sovereign could not own more than 10% of the Company’s common stock, unless they chose to waive that condition.  On May 17, 2012, in conjunction with the final VWAP calculation, Sovereign waived the 10% ownership limitation and we issued 21,350,247 shares of restricted common stock to Sovereign.  The contingent consideration obligation was settled and a loss of $4,147,005 was recognized to reflect the difference between the contingent consideration and the fair value of the final VWAP shares.  The 21,350,247 shares of common stock issued to Sovereign on May 17, 2012, also include a put right, whereby Sovereign may require us to repurchase the shares for a price of $2.00 per share.  Therefore, the redemption amount of the common stock is recorded as mezzanine equity.  During 2012, Sovereign notified us that they disposed of 1,020,300 of their common shares, which thereby eliminates the put rights on those shares.  Accordingly, mezzanine equity was reduced by $2,040,600, with a corresponding increase to additional paid-in capital.  At December 31, 2012, the aggregate redemption value of the 23,882,463 shares of contingently redeemable common stock outstanding held by Sovereign is $47,764,927.

On January 12, 2012, we issued 60,000 shares of common stock with a fair value of $60,000 to a consultant in exchange for services.  The fair value of the common shares was recorded as a component of general administrative expenses during 2012.

On March 26, 2012 the holders of convertible preferred stock agreed to waive their put option, with the condition that Sovereign also waives its put option.  In connection with the waiver by the holders of the convertible preferred stock, the Company agreed to issue 2,772,728 shares of common stock to the convertible preferred stock holders as consideration for the waivers and only following a similar waiver by Sovereign.  No such shares have been issued to date.  Sovereign chose not to waive its put option rights, but rather executed a stand-still agreement that nullified their put rights until various conditions could be met, most significantly the joint effort by the Company and Sovereign to dispose, by sale to unrelated parties, of the 3,552,516 shares issued to Sovereign on the closing of the asset acquisition.  The stand-still agreement was effective through June 15, 2012, and the Company and Sovereign have reached a verbal agreement to extend the stand-still agreement while the parties continue their joint efforts to dispose of the shares.  Upon achieving the sale of these original shares, the Company expects that Sovereign will then permanently waive its put option rights.

On March 30, 2012, a preferred stock holder elected to convert its preferred shares to common stock.  Accordingly, the Company issued 600,000 shares of common stock and retired 600,000 preferred shares.  Mezzanine equity was reduced by $129,513, and then transferred to common shares and additional paid-in capital accordingly.

On May 22, 2012, the Company commenced a Purchase Agreement with Lincoln Park Capital to sell up to $10.2 million in common stock during a term of three years.  In consideration for entering into the Purchase Agreement, the Company issued 723,592 shares of common stock to Lincoln Park as an initial commitment fee.  The fair value of these 723,592 commitment shares were recorded as a reduction to additional paid-in capital and amounted to $208,311.  Up to 1,072,183 of additional shares of common stock may be issued on a pro rata basis to Lincoln Park as an additional commitment fee as Lincoln Park purchases additional shares of common stock under the Purchase Agreement.  During 2012, we issued a total of 3,527,508 shares to Lincoln Park and received a total of $422,000 in proceeds. There is a $0.10 floor price that would prohibit the Company from any sales below that price.

On November 1, 2012, we issued 250,000 shares of common stock with a fair value of $15,000 to a consultant in exchange for a six month contract of services.  On November 12, 2012, we issued 750,000 shares of common stock with a fair value of $67,500 to a consultant in exchange for a six month contract of services.  On November 13, 2012, we issued 100,000 shares of common stock with a fair value of $10,000 to a consultant in exchange for a six month contract of services.   The fair value of the common shares was recorded as a component of general administrative expenses for the portions relating to the period prior to December 31, 2012, and the remainder was recorded as a prepaid asset, to be amortized as the service period lapses.

Warrants

The following table summarizes outstanding warrants to purchase shares of our common stock as of December 31, 2012, and 2011:

	Shares of Common Stock
	Issuable from Warrants
	Outstanding as of
	December 31,	December 31,	Exercise
Date of Issue	2012	2011	Price	Expiration
October 2010	1,300,000	1,300,000	$0.50	October 2013
February 2011	300,000	300,000	$0.50	February 2014
April 2011	250,000	250,000	$1.00	April 2014
August 2011	2,300,000	2,300,000	$2.00	August 2014

	4,150,000	4,150,000

As of December 31, 2012, none of the outstanding warrants had been exercised.

Stock Incentive Plan

On May 3, 2011, our Board of Directors adopted the Legend Oil and Gas, Ltd. 2011 Stock Incentive Plan (“Plan”). The Plan provides for the grant of options to purchase shares of our common stock, and stock awards consisting of shares of our common stock, to eligible participants, including directors, executive officers, employees and consultants of the Company.  We have reserved 4,500,000 shares of common stock for issuance under the Plan. During 2011, our Board approved the grant of stock options for a total of 2,800,000 shares.  The fair value of the option grants were estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: expected volatility ranging from 93% to 94%, a risk free rate ranging from 1.9% to 2.0%, and an expected life of 10 years.  In February 2012, the Board approved the grant of stock options for a total of 40,000 shares to two directors at an exercise price of $0.87 per share. The fair value of the option grant was estimated at the date of the grant using the Black-Scholes option pricing model with the following assumptions: expected volatility of 93%, a risk free rate of 2.0%, and an expected life of 10 years.  During 2012, the 40,000 stock options granted to directors were cancelled.

At December 31, 2012, there were 1.7 million shares of common stock available under the Plan, and there were options to purchase 1,866,667 shares of stock exercisable, with a remaining contractual term of 8.9 years.  The weighted average grant date fair value of options granted during the years ended December 31, 2012 and 2011 was $0.76 and $1.39, respectively.  The weighted average exercise price of stock options exercisable at December 31, 2012 was $1.58.  The aggregate fair value of options vested during both the years ended December 31, 2012 and 2011 was $1.4 and $1.5 million, respectively.  There were no stock options exercised or expired during the periods presented.  In February 2013, management agreed to cancel their existing stock grants under the Company’s equity awards plan.

At December 31, 2012, the aggregate intrinsic value of outstanding stock options was $0.  Intrinsic value is the total pretax intrinsic value for all “in-the-money” options (i.e., the difference between the closing stock price on December 31, 2012 and the exercise price, multiplied by the number of shares) that would have been received by the option holders had all option holders exercised their options as of December 31, 2012.  This amount changes, based on the fair market value of our common stock.

At December 31, 2012, we had $1.2 million of total unrecognized compensation cost related to unvested stock options, which is expected to be recognized during 2013.

NOTE 7 – NOTE PAYABLE TO BANK

Under a series of agreements with National Bank of Canada (the “Bank”), as of December 31, 2012, we had a revolving credit facility with a maximum borrowing base of $3,517,850 (CA$3,500,000) through our wholly-owned subsidiary, Legend Canada.  Outstanding principal under the loan bears interest at a rate equal to the Bank’s prime rate plus 1% (resulting in a rate of 4% as of December 31, 2012).  We are obligated to pay a monthly fee of 0.25% of any undrawn portion of the credit facility. The borrowings under the credit facility are payable upon demand at any time.  Borrowings under the agreements are collateralized by a Fixed and Floating Charge Demand Debenture (the “Debenture”) to the Bank in the face amount of CA$25 million, to secure payment of all debts and liabilities owed by Legend Canada to the Bank. The interest rate on amounts drawn under the Debenture, as well as interest that is past due, is the prime rate, plus 7% per annum. As further collateral, Legend Canada also executed an Assignment of Book Debts on October 19, 2011, that grants, transfers and assigns to the Bank a continuing and specific security interest in specific collateral of Legend Canada, including all debts, proceeds, accounts, claims, money and chooses in action which currently or in the future are owing to Legend Canada.  Under the agreements, we must maintain a working capital ratio, exclusive of bank indebtedness, of at least 1 to 1. For purposes of this calculation, the undrawn availability under the revolving credit facility is added to current assets.  At December 31, 2012, we were in breach of the working capital covenant provision of its Revolving Operating Demand Loan Facility for which a waiver is being sought. There is no certainty that a waiver will be granted by the Bank for the breach.  Also, we may violate the covenant in the future.   The revolving credit facility is subject to review by the Bank at future dates as determined by the Bank, and the Bank may increase or lower the maximum borrowing base subject to their review.

We also have a bridge demand loan in place through Legend Canada that was fully drawn on December 31, 2012 for $226,148 (CA$225,000).  This bridge facility bears interest at a rate equal to the Bank’s prime rate plus 2% (resulting in a rate of 5% as of December 31, 2012).  On June 5, 2012, we entered into an agreement with the Bank to repay a bridge demand loan with 5 monthly payments of CA$250,000 commencing July 15, 2012, with final repayment on December 1, 2012.  This final payment was extended to December 17, 2012 in conjunction with the Swan Hills asset disposition.  On December 17, 2012, we received notification from the Bank that the final payment of bridge demand loan of CA$250,000, originally due on that day, would be payable in monthly payments of CA$25,000 over 10 months, commencing December 24, 2012 and final payment due September 24, 2013.

As of December 31, 2012, there was $3,702,279 (CA$3,683,493) in total indebtedness payable to the Bank under a combination of the revolving credit facility and bridge facility.

Legend Canada also has a CA$20,000 ($20,000USD) letter of guarantee outstanding, related to a company that provides third party processing to the Company. On March 25th, 2013, the letter of guarantee was redeemed, and is no longer outstanding.

NOTE 8 – OPERATING LEASE

The Company leases office space under a noncancelable operating lease expiring in October 2016.  Total rent expense under the agreement was $123,026 and $19,975 for the years ended December 31, 2012 and 2011, respectively.  Minimum future lease payments under the lease are $50,700 for each of the years through 2015, and $42,300 for 2016.

NOTE 9 – INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  The components of the deferred tax asset as of December 31, 2012 and 2011, are as follows:

	2012	2011
Net operating loss carryforwards	$3,442,621	$569,995
Oil and gas property	(80,719)	79,520
Contingent consideration liability		477,582
Asset retirement obligation	418,595	390,035
Total deferred tax asset	3,780,497	1,517,132
Less valuation allowance	(3,780,497)	(1,517,132)
Net deferred tax asset	$-	$-

The items accounting for the difference between income taxes computed at the statutory rates and the provisions for income taxes are as follows for the years ended December 31, 2012 and 2011:

	2012	2011
Net loss	$(9,281,342)	$(6,049,335)
Tax rate	30.99%	31.64%
Tax at statutory rate	(2,876,009)	(1,914,000)
Stock-based compensation	471,359	498,057
Other	141,285	6,455
Change in valuation allowance	2,263,365	1,409,488
Provision for income taxes	$-	$-

We established a valuation allowance for the full amount of the net deferred tax asset as management currently does not believe that it is more likely than not that these assets will be recovered in the foreseeable future.  The increase in the valuation allowance was $2,263,365 for 2012 and $1,409,488 for 2011.  The net operating loss at December 31, 2012 is approximately $11,100,000, and fully expires in 2032.

NOTE 10 – SUPPLEMENTAL OIL AND GAS INFORMATION (unaudited)

All information set forth herein relating to our proved reserves, estimated future net cash flows and present values is taken or derived from reports prepared by Insite Petroleum Consultants Ltd and KLH Consulting.  All of the information designated as Canada below relates to Legend Canada’s operations.  The estimates of these engineers were based upon their review of production histories and other geological, economic, ownership and engineering data provided by and relating to us.  No reports on our reserves have been filed with any federal agency.  In accordance with the Securities and Exchange Commission’s (“SEC”) guidelines, our estimates of proved reserves and the future net revenues from which present values are derived are based on an unweighted 12-month average of the first-day-of-the-month price for the period January through December for that year held constant throughout the life of the properties.  Operating costs, development costs and certain production-related taxes were deducted in arriving at estimated future net revenues, but such costs do not include debt service, general and administrative expenses and income taxes.

Capitalized Costs relating to Oil and Gas Producing Activities

Capitalized costs relating to oil and gas producing activities are as follows:

	Canada	United States	Total
December 31, 2012:
Proved	$8,444,786	$1,065,681	$9,510,467
Unproven	8,426,997	-	8,426,997
Total capitalized costs	16,871,783	1,065,681	17,937,464
Accumulated depreciation, depletion, amortization, and impairment	(4,066,003)	(166,038)	(4,232,041)
Net capitalized costs	$12,805,780	$899,643	$13,705,423

December 31, 2011:
Proved	$9,707,171	$855,283	$10,562,454
Unproven	8,196,595	138,786	8,335,381
Total capitalized costs	17,903,766	994,069	18,897,835
Accumulated depreciation, depletion, amortization, and impairment	(1,971,185)	(92,071)	(2,063,256)
Net capitalized costs	$15,932,581	$901,998	$16,834,579

Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities

Cost incurred in oil and gas property acquisition and development activities are as follows:

	Canada	United States	Total
Year Ended December 31, 2012:
Acquisition costs :
Proved	$-	$-	$-
Unproven	-	-	-
Exploration costs	48,681	210,398	259,079
Development costs	250,081	-	250,081
Total costs incurred	$298,762	$210,398	$509,160

Year Ended December 31, 2011:
Acquisition costs :
Proved	$9,567,701	$-	$9,567,701
Unproven	8,196,595	138,786	8,335,381
Exploration costs	13,849	-	13,849
Development costs	-	154,684	154,684
Total costs incurred	$17,778,145	$293,470	$18,071,615

Results of Operations for Oil and Gas Producing Activities

The following table shows the results from operations for the periods ended December 31, 2012 and 2011:

	Canada	United States	Total
Year Ended December 31, 2012:
Revenue	$2,026,399	$447,409	$2,473,808
Production expenses	1,643,648	190,957	1,834,605
Depletion, depreciation, and amortization	971,578	73,964	1,045,542
Accretion	57,012	1,700	58,712
Impairment of oil and gas properties	1,069,948	-	1,069,948
Income tax expense (benefit)	-	-	-
Results of activities	$(1,715,787)	$180,788	$(1,534,999)

Year Ended December 31, 2011:
Revenue	$620,589	$256,131	$876, 720
Production expenses	271,507	195,816	467,323
Depletion, depreciation and amortization	401,522	92,071	493,593
Accretion	11,911	3,301	15,212
Impairment of oil and gas properties	1,558,036	-	1,558,036
Income tax expense (benefit)	-	-	-
Results of activities	$(1,622,387)	$(35,057)	$(1,657,444)

Oil and Gas Reserves

	Canada			United States	Total
	Oil (MBbls)	Gas (Mmcf)	NGL (MBbls)	Oil (MBbls)	Oil (MBbls)	Gas (Mmcf)	NGL (Bbls)	Total (MBoe)
Proved reserves at December 31, 2011	243.5	1,385.4	4.5	100.2	343.6	1,385.4	4.5	579.1
Production	(15.8)	(312.9)	(2.1)	(5.2)	(21.0)	(312.9)	(2.1)	(75.3)
Purchases/sales of reserves	(102.2)	-	-	-	(102.2)	-	-	(102.2)
Extensions and discoveries	39.3	150.3	(0.5)	2.1	41.4	150.3	(0.5)	66.0
Proved reserves at December 31, 2012	164.8	1,222.8	1.9	97.1	261.9	1,222.8	1.9	467.6

	Oil (MBbls)	Gas (Mmcf)	NGL (MBbls)	Oil (MBbls)	Oil (MBbls)	Gas (Mmcf)	NGL (Bbls)	Total (MBoe)

PROVED DEVELOPED RESERVES:
December 31, 2011	201.1	1,238.2	4.5	26.4	227.5	1,238.2	4.5	438.4
December 31, 2012	150.8	1,218.8	1.9	32.7	183.5	1,218.8	1.9	388.5

PROVED UNDEVELOPED RESERVES:
December 31, 2011	42.4	147.2	-	73.8	116.2	147.2	-	140.7
December 31, 2012	14.0	4.0	-	64.5	78.4	4.0	-	79.1

Standardized Measure of Discounted Future Net Cash Flows

The following table sets forth as of December 31, 2012 and 2011, the estimated future net cash flow from and Standardized Measure of Discounted Future Net Cash Flows (“Standardized Measure”) of our proved reserves, which were prepared in accordance with the rules and regulations of the SEC and the Financial Accounting Standards Board.  Future net cash flow represents future gross cash flow from the production and sale of proved reserves, net of crude oil, natural gas and natural gas liquids production costs (including production taxes, ad valorem taxes and operating expenses) and future development costs.  The calculations used to produce the figures in this table are based on current cost and price factors at December 31, 2012 and 2011.

Standardized Measure relating to proved reserves:

	Canada	United States	Total
December 31, 2012 :
Future cash inflows	$15,341,349	$8,397,184	$23,738,533
Future production costs:	7,561,503	2,405,958	9,967,461
Future development costs	448,458	480,000	928,458
Future cash flows before income taxes	7,331,388	5,511,226	12,842,614
Future income taxes	-	-	-
Future net cash flows after income taxes	7,331,388	5,511,226	12,842,614
10% annual discount for estimated timing of cash flows	(3,050,360)	(2,176,732)	(5,227,092)
Standardized measure of discounted future net cash flows	$4,281,028	$3,334,494	$7,615,522

	Canada	United States	Total
December 31, 2011 :
Future cash inflows	$27,706,444	$8,243,851	$35,950,295
Future production costs:	12,104,423	3,910,968	16,015,391
Future development costs	3,411,068	280,000	3,691,068
Future cash flows before income taxes	12,013,959	4,052,883	16,066,842
Future income taxes	114,063	-	114,063
Future net cash flows after income taxes	11,899,896	4,052,883	15,952,779
10% annual discount for estimated timing of cash flows	(4,318,654)	(1,339,913)	(5,658,567)
Standardized measure of discounted future net cash flows	$7,581,242	$2,712,970	$10,294,212

The following reconciles the change in the Standardized Measure for the year ended December 31, 2012:

	Canada	United States	Total
Beginning of year	$7,581,242	$2,712,970	$10,294,212

Changes from:
Purchases of proved reserves	-	-	-
Sales of producing properties	(2,678,674)	-	(2,678,674)
Extensions, discoveries and improved recovery, less related costs	-	-	-
Sales of natural gas, crude oil and natural gas liquids produced, net of production costs	(383,000)	(256,000)	(639,000)
Revision of quantity estimates	-	-	-
Accretion of discount	-	-	-
Change in income taxes	114,063	-	114,063
Changes in estimated future development costs	2,962,610	(340,000)	2,622,610
Development costs incurred that reduced future development costs	-	140,000	140,000
Change in sales and transfer prices, net of production costs	-	-	-
Changes in production rates (timing) and other	(3,315,213)	1,077,524	(2,237,689)
End of year	$4,281,028	$3,334,494	$7,615,522

The following reconciles the change in the Standardized Measure for the year ended December 31, 2011:

	Canada	United States	Total
Beginning of year	$-	$-	$-

Changes from:
Purchases of proved reserves	7,601,892	-	7,601,892
Sales of producing properties	-	-	-
Extensions, discoveries and improved recovery, less related costs	-	2,772,970	2,772,970
Sales of natural gas, crude oil and natural gas liquids produced, net of production costs	(350,000)	(60,000)	(410,000)
Revision of quantity estimates	-	-	-
Accretion of discount	-	-	-
Change in income taxes	(114,063)	-	(114,063)
Changes in estimated future development costs	(3,450,105)	-	(3,450,105)
Development costs incurred that reduced future development costs	-	-	-
Change in sales and transfer prices, net of production costs	-	-	-
Changes in production rates (timing) and other	3,893,517	-	3,893,517
End of year	$7,581,242	$2,712,970	$10,294,212

NOTE 11 – SUBSEQUENT EVENTS

On February 15, 2013, 1,000,000 common shares with fair value of $50,000 were issued to Equiti-Trend Advisors in exchange for consulting services.

On March 25, 500,000 common shares were issued to Carter Terry and Associates, and their related agents, in exchange for future investment banking services.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses in connection with the sale and distribution of the common stock being registered. The Selling Stockholder does not bear any of the costs set forth in the following table. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee.

Registration Fee Under the Securities Act of 1933	$308
Legal Fees and Expenses	12,000
Accounting Fees and Expenses	4,000
Printing and Miscellaneous	1,000
Total	$17,308

Item 14. Indemnification of Directors and Officers

We are incorporated under the laws of the State of Colorado. Our articles of incorporation limit the personal liability of our directors to the fullest extent permitted by Colorado law. Under Colorado law, a corporation may include in its articles of incorporation a provision that eliminates or limits the personal liability of a director to the corporation or its stockholders for damages for (i) any breach of the director’s duty of loyalty to the corporation or to its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (iii) acts specified in Section 7-108-403 of the Colorado Business Corporation Act (CBCA); or (iv) any transaction from which the director directly or indirectly derived any improper personal benefit. If the CBCA is amended to eliminate or limit further the liability of a director, then, in addition to the elimination and limitation of liability provided by the foregoing, the liability of each director may be eliminated or limited to the fullest extent permitted under the provisions of the Colorado Business Corporation Act as so amended. But no such provision may eliminate or limit the liability of a director (a) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation, or (b) for any transaction from which the director derived an improper personal benefit (see Section 7-109-102(4) of the CBCA).

Our bylaws also include indemnification provisions under which we have the power to indemnify our directors, officers, former directors and officers, employees and other agents (including heirs and personal representatives) against all costs, charges and expenses actually and reasonably incurred, including an amount paid to settle an action or satisfy a judgment to which a director or officer is made a party by reason of being or having been a director or officer of our Company. Our bylaws further provide for the advancement of expenses incurred in connection with a proceeding upon receipt of an undertaking by or on behalf of such person to repay such amounts if it is determined that the party is not entitled to be indemnified under our bylaws. These indemnification rights are contractual, and as such will continue as to a person who has ceased to be a director, officer, employee or other agent, and will inure to the benefit of the heirs, executors and administrators of such a person.

We have a directors’ and officers’ liability insurance policy in place pursuant to which our directors and officers are insured against certain liabilities, including certain liabilities under the Securities Act and the Exchange Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 15. Recent Sales of Unregistered Securities

On February 2, 2013, we issued 1,000,000 shares of common stock with a fair value of $50,000 to a consultant in exchange for a twelve month contract of services.

On February 8, 2013, all outstanding options under our Stock Incentive Plan to purchase common stock (2,800,000) were cancelled.

On May 1, 2013, Legend and Wi2Wi, formerly International Sovereign, entered into a Settlement and Termination Agreement, of which a key component is the elimination of the put right.  In return for cancellation of the put right, Legend has agreed to settlement of certain claims amounting to CA $60,000 and agreement to file a Form S-1 to register the restricted shares previously issued to Wi2Wi in VWAP settlements.  The CA$60,000 is repayable with interest at 6% and is due on the earlier of (a) upon closing of a debt or equity financing or, (b) June 30, 2013.

On April 5, 2013, 500,000 common shares were issued to Carter Terry and Associates, and their related agents, in exchange for future investment banking services.

On May 2, 2013, 160,000 common shares were issued to C4 Capital Markets Inc. and 40,000 shares were issued to Merriman Capital Inc., in exchange for future investment banking services.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

The exhibits to the registration statement are listed in the Exhibit Index to this Registration Statement beginning on page E-1 and are incorporated herein by reference.

(b) Financial Statement Schedules

Financial statements for the fiscal year ended December 31, 2012 are included beginning on page F-1.

Item 17. Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(3), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be seemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to the purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§ 230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington on June 24, 2013.

LEGEND OIL AND GAS LTD. A Colorado corporation

By:	/s/ James Vandeberg
Name:	James Vandeberg
Title:	Chief Financial Officer
(Duly Authorized Officer)

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates stated.

/s/ Marshall Diamond-Goldberg	President and Director	Dated: June 24, 2013
Marshall Diamond-Goldberg	(Principal Executive Officer)

/s/ James Vandeberg	Chief Financial Officer and Director	Dated: June 24, 2013
James Vandeberg	(Principal Financial Officer and Principal Accounting Officer)

EXHIBIT INDEX

Exhibit No.	Description	Location
3.1	Amended and Restated Articles of Incorporation dated January 29, 2007	Incorporated by reference herein from our report on Form 8-K dated January 29, 2007, filed with the SEC on January 30, 2007.
3.2	First Articles of Amendment to the Amended and Restated Articles of Incorporation dated October 4, 2010	Incorporated by reference herein from our definitive Information Statement filed with the SEC on October 19, 2010.
3.3	Articles of Amendment to the Articles of Incorporation dated August 12, 2011	Incorporated by reference herein from our amended current report on Form 8-K dated August 11, 2011, filed with the SEC on September 16, 2011.
3.4	Bylaws dated November 29, 2000	Incorporated by reference herein from our registration statement on Form 10-SB, filed with the SEC on April 25, 2002.
4.1	Specimen Legend Oil and Gas, Ltd. Common Stock Certificate	Incorporated by reference herein from our report on Form 10-K dated December 31, 2010, filed with the SEC on March 31, 2011.
4.2	Form of Warrant issued to Iconic Investment Co.	Incorporated by reference herein from our report on Form 10-Q for the period ended March 31, 2011, filed with the SEC on May 13, 2011.
4.3	Form of Warrant issued in connection with August 2011 unit financing	Incorporated by reference herein from our report on Form 10-Q for the period ended June 30, 2011, filed with the SEC on August 12, 2011.
4.4	Specimen Legend Oil and Gas, Ltd. Convertible Preferred Stock Certificate	Incorporated by reference herein from our report on Form 10-Q for the period ended September 30, 2011, filed with the SEC on November 14, 2011.
10.1*	Consulting Agreement by and between Marlin Consulting Corp. and Legend dated September 1, 2010	Incorporated by reference herein from our report on Form 10-K dated December 31, 2010, filed with the SEC on March 31, 2011.
10.2	Agreement for Purchase and Sale by and between Piqua Petro, Inc. and the Company dated October 20, 2010 (Piqua Project)	Incorporated by reference herein from our report on Form 8-K dated October 29, 2010, filed with the SEC on November 4, 2010.
10.3	Assignment of Oil and Gas Lease by Wasaabee Energy Inc. dated February 25, 2011 (Bakken Project)	Incorporated by reference herein from our report on Form 10-K dated December 31, 2010, filed with the SEC on March 31, 2011.
10.4	Assignment of Oil and Gas Lease by Wasaabee Energy Inc. dated March 23, 2011 (Bakken Project)	Incorporated by reference herein from our report on Form 10-K dated December 31, 2010, filed with the SEC on March 31, 2011.
10.5	Assignment of Oil and Gas Lease by Wasaabee Energy Inc. dated March 30, 2011 (Bakken Project)	Incorporated by reference herein from our report on Form 10-K dated December 31, 2010, filed with the SEC on March 31, 2011
10.6	Subscription Agreement by and between Legend Oil and Gas, Ltd. and Iconic Investment Co. dated January 21, 2011	Incorporated by reference herein from our report on Form 10-Q for the period ended March 31, 2011, filed with the SEC on May 13, 2011.
10.7	Subscription Agreement by and between Legend Oil and Gas, Ltd. and Iconic Investment Co. dated April 28, 2011	Incorporated by reference herein from our report on Form 10-Q for the period ended March 31, 2011, filed with the SEC on May 13, 2011.
10.8A*	Legend Oil and Gas, Ltd. 2011 Stock Incentive Plan, as amended	Incorporated by reference herein from our report on Form 8-K dated February 7, 2012, filed with the SEC on February 13, 2012.
10.8B*	Form of Stock Option Agreement under 2011 Stock Incentive Plan	Incorporated by reference herein from our report on Form 8-K dated February 7, 2012, filed with the SEC on February 13, 2012.

10.9	Form of Subscription Agreement in connection with August 2011 unit financing	Incorporated by reference herein from our report on Form 10-Q for the period ended June 30, 2011, and filed with the SEC on August 12, 2011.
10.10A	Asset Purchase Agreement by and among International Sovereign Energy Corp., Legend Oil and Gas, Ltd., and Legend Energy Canada Ltd. dated September 13, 2011	Incorporated by reference herein from our report on Form 8-K dated September 12, 2011, filed with the SEC on September 16, 2011.
10.10B	Amending Agreement to Asset Purchase Agreement, by and among International Sovereign Energy Corp., Legend Oil and Gas, Ltd., and Legend Energy Canada Ltd. dated October 20, 2011	Incorporated by reference herein from our report on Form 8-K/A dated October 20, 2011, filed with the SEC on November 23, 2011
10.11	Credit Facility Offering Letter by and between National Bank of Canada and Legend Energy Canada Ltd. dated August 15, 2011	Incorporated by reference herein from our amended current report on Form 8-K dated August 11, 2011, filed with the SEC on September 16, 2011.
10.12	Acknowledgment of Debt Revolving Demand Credit Agreement by and between National Bank of Canada and Legend Energy Canada Ltd. dated August 15, 2011	Incorporated by reference herein from our amended current report on Form 8-K dated August 11, 2011, filed with the SEC on September 16, 2011.
10.13	Fixed and Floating Charge Demand Debenture by and between National Bank of Canada and Legend Energy Canada Ltd. dated October 19, 2011	Incorporated by reference herein from our report on Form 10-Q for the period ended September 30, 2011, filed with the SEC on November 14, 2011.
10.14	Pledge by Legend Energy Canada Ltd. dated October 19, 2011	Incorporated by reference herein from our report on Form 10-Q for the period ended September 30, 2011, filed with the SEC on November 14, 2011.
10.15	Assignment of Book Debts by Legend Energy Canada Ltd. dated October 19, 2011	Incorporated by reference herein from our report on Form 10-Q for the period ended September 30, 2011, filed with the SEC on November 14, 2011.
10.16	Negative Pledge and Undertaking by and between National Bank of Canada and Legend Energy Canada Ltd. dated October 19, 2011	Incorporated by reference herein from our report on Form 10-Q for the period ended September 30, 2011, filed with the SEC on November 14, 2011.
10.17	Amending Offering Letter by and among National Bank of Canada, Legend Energy Canada Ltd. and the Company dated March 26, 2012	Incorporated by reference herein from our report on Form 10-K dated December 31, 2011 and filed with the SEC on March 30, 2012.
10.18	CA$1.5 million Variable Rate Demand Note by Legend Energy Canada Ltd. in favor of National Bank of Canada	Incorporated by reference herein from our report on Form 10-K dated December 31, 2011 and filed with the SEC on March 30, 2012.
10.19	Office Space Lease by and between Dundeal Canada (GP) Inc. and Legend Energy Canada Ltd., dated October 17, 2011	Incorporated by reference herein from our report on Form 8-K/A dated October 20, 2011, filed with the SEC on November 23, 2011
10.20*	Summary of Non-Employee Director Compensation	Incorporated by reference herein from our report on Form 8-K dated February 7, 2012, filed with the SEC on February 13, 2012
10.21*	Form of Director Indemnification Agreement	Incorporated by reference herein from our report on Form 8-K dated February 7, 2012, filed with the SEC on February 13, 2012
14.1	Code of Ethics	Incorporated by reference herein from our report on Form 10-K dated December 31, 2011 and filed with the SEC on March 30, 2012.
21.1	Subsidiaries	Incorporated by reference herein from our report on Form 8-K/A dated October 20, 2011, filed with the SEC on November 23, 2011
23.1	Consent of KLH Consulting	Incorporated by reference herein from our report on Form 10-K dated December 31, 2011, filed with the SEC on March 30, 2012.
23.2	Consent of Insite Petroleum Consultants Ltd.	Incorporated by reference herein from our report on Form 10-K dated December 31, 2011, filed with the SEC on March 30, 2012.
23.3	Consent of Peterson Sullivan LLP	Filed herewith.
99.1	Reserve Report of KLH Consulting, dated March 1, 2012.	Incorporated by reference herein from our annual report on Form 10-K dated December 31, 2012, filed with the SEC on April 1, 2013.
99.2	Reserve Report of InSite Petroleum Consultants Ltd., dated March 1, 2012.	Incorporated by reference herein from our annual report on Form 10-K dated December 31, 2012, filed with the SEC on April 1, 2013.